SANDVIK
[redacted]

Page
1 (1)

Our date
2007-11-28

Our reference

Your date

Your reference

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 26 10 30

Commission File No. 82-1463

[redacted]

07028599

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SUPPL

Attention: Office of International Corporate Finance,
Mr Samuel Wolff, Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik to divest Sandvik Tobler, dated 22 November, 2007, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

PROCESSED
DEC 1 2 2007
THOMSON
FINANCIAL

SEC-brev 071004 Powder

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

SANDVIK

Press Release

Sandvik to divest Sandvik Tobler

Sandvik has reached an agreement with the Japanese company Mori Seiki regarding the divestment of Sandvik Tobler, which is part of the Sandvik Tooling business area.

Sandvik Tobler has operations in France and develops, produces and sells chucks, mandrels, clamps and other tools primarily for the automotive and aerospace industries. The business has sales of about SEK 85 M, with about 80 employees.

Mori Seiki is a global machine-tool company that manufactures and sell lathes and multi-axis turning centers to customers within the automotive, aerospace, energy, engineering and medical industries. Mori Seiki and Sandvik have cooperated for many years in the field of metal working.

"The divestment of Sandvik Tobler entails the discontinuation of an operation that is outside the business area´s core operation," says Anders Thelin, President of Sandvik Tooling.

The sale is expected to be concluded in January 2008, subject to approval by the relevant authorities.

Sandviken, 22 November 2007

Sandvik AB; (publ)

For further information, contact Anders Thelin, President Sandvik Tooling, +46 (0)26-26 63 84, or Jan Lissåker, Vice President Investor Relations, Sandvik AB, +46 (0)26-26 10 23.

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems. The Group had at the end of 2006 about 42,000 employees and representation in 130 countries, with annual sales of more than SEK 72,000 M.

END

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 26	+46 26 26 10 43